Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)	Year Ended September 30,					Quarter Ended December 31, 2010
	2006	2007	2008	2009	2010

Fixed Charges Computation
Interest expensed and capitalized (1)	$35,119	$29,671	$23,205	$34,459	$56,344	$13,854
Amortized premiums, discounts, and capitalized expenses related to indebtedness	2,843	9,075	8,747	13,459	16,027	3,236
Reasonable approximation of interest within rental expense	3,092	3,440	3,499	3,919	4,177	1,009

Total Fixed Charges and Preferred Equity Dividends	$41,054	$42,186	$35,451	$51,837	$76,548	$18,099

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$137,816	$59,236	$(161,874)	$(502,272)	$(99,344)	$(19,741)
Plus

Fixed charges	41,054	42,186	35,451	51,837	76,548	18,099

Minus

Interest capitalized	1,027	784	894	1,396	441	9

Total Earnings	$177,843	$100,638	$(127,317)	$(451,831)	$(23,237)	$(1,651)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.33	2.39	N/A *	N/A *	N/A *	N/A *

*	Total earnings for these periods were less than zero dollars. The deficiency of earnings to fixed charges for the years ended September 30, 2008, 2009, 2010 and for the quarter ended December 31, 2010 were $162.8 million, $503.7 million, $99.8 million, and $19.8 million respectively.
(1)	Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.